Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 930 3353
London WC2N 6LA	www.smith-nephew.com
England

VIA EDGAR SUBMISSION AND FACSIMILE

Ms Tara Harkins

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax no + (1 202) 772 9218

8 February 2007

Dear Ms Harkins

Smith & Nephew plc

Form 20-F for the fiscal year ended December 31, 2005

Filed March 10, 2006

File No 001-14978

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated 2 February 2007 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”). The “Group” refers to the Company and its consolidated subsidiaries.

Set forth below is the response to the Staff’s comment as set forth in the Comment Letter.

Accounts, page 68

Group Cash Flow Statement, page 74

1.

We note your response to prior comment 14 from our September 25, 2006 letter. Paragraph 20 of IAS 7 states that “Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss”. We acknowledge that profit or loss is not specifically defined in IAS 7. We note that the guidance in IAS 8 directs management to refer to the requirements and guidance in standards dealing with similar and related issues in the absence of a standard that specifically applies.

Registered No. 324357 in England and Wales at the above address

As management made their determinations as to what was meant by “profit or loss” in the context of IAS 7, it is unclear to us why consideration would not have been given to the definition of profit and loss found in IAS 1. It is also unclear, based upon your response, why you believe it is not appropriate to use the definition in IAS 1, and instead believe that a more appropriate presentation would use a measure that excludes certain items of income and expense. In future filings, please revise your presentation to start with net profit or loss, or if applicable, net profit or loss attributable to continuing operations, with retrospective application to all periods presented. We would not object if the presentation begins with profit before taxation.

In future filings, the Group will present cash flows from operating activities (within its cash flow statement) commencing with profit before taxation rather than operating profit. Comparative periods will be revised accordingly.

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Clifford K Lomax, with comments or questions.

Yours sincerely

Clifford K Lomax

Group Financial Controller

Telephone Number: +44 20 7960 2238

Facsimile Number: + 44 20 7960 2356

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